Exhibit 99.2

A2Z Smart Technologies Continues Rollout of Cust2Mate Smart Carts to Yochananof Supermarkets

TEL AVIV, ISRAEL / July 29, 2022 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (Nasdaq: AZ) (TSXV: AZ), today announced that it has begun deliveries of additional Cust2Mate Smart Carts to Yochananof, a premier Israeli supermarket chain, as part of the previously announced follow-up order from the retailer, which has 35 locations across Israel. In May, A2Z announced that Yochananof has placed orders for a total of 1,000 carts with an aggregate value of orders received of approximately $10 million.

A2Z’s state-of-the-art Cust2Mate Smart Cart streamlines the shopping experience by recognizing every purchased item and enabling in-cart payment so that shoppers skip lines, while also allowing retail grocers to direct shoppers to discounted products and in-store promotions to efficiently manage and move inventory.

Rafael Yam, CEO of Cust2Mate, commented, “We’re pleased to continue our relationship with Yochananof, as we continue deliveries of our Cust2Mate Smart Carts to their stores across Israel. As a leading supermarket chain, Yochananof understands the benefits of frictionless retail, and their decision to provide their customers with the Cust2Mate Smart Carts is a validation of the cart’s performance and reliability in a real world-setting. We look forward to making additional deliveries to Yochananof stores throughout 2022 and expanding the visibility of the Cust2Mate platform.”

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: a2z@imsinvestorrelations.com